[redacted]

SECURITIES A 14040271 ON
Wa

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SEC
Mail Processing
Section
MAR 0 4 2014
Washington DC
404

SEC FILE NUMBER
8-42857

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

OFFICIAL USE ONLY
FIRM ID. NO.

BBVA Securities Inc. (A wholly-owned subsidiary of BBVA Compass Bancshares, Inc. and an indirect wholly-owned subsidiary of Banco Bilbao Vizcaya Argentaria, S.A.)

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1345 Avenue of the Americas, 44th Floor
(No. and Street)

New York	**New York**	**10105**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Diego Crasny **(212) 728-2354**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

30 Rockefeller Plaza	**New York**	**New York**	**10112-0015**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AFFIRMATION

I, Diego Crasny, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to the firm of BBVA Securities Inc. (a wholly owned subsidiary of BBVA Compass Bancshares, Inc. and an indirect wholly-owned subsidiary of Banco Bilbao Vizcaya Argentaria, S.A.) as of and for the year ended December 31, 2013, are true and correct. I further swear (or affirm) that neither BBVA Securities Inc., nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Diego Crasny

Chief Financial Officer

Subscribed and sworn to before me on this 28th

day of February 2014.

Mildred Natal

Notary Public

MILDRED NATAL
Notary Public - State of New York
NO. 01NA6269318
Qualified in Nassau County
My Commission Expires Sep 24, 2014

BBVA SECURITIES INC.
(A wholly-owned subsidiary of BBVA Compass Bancshares, Inc. and
an indirect wholly-owned subsidiary of Banco Bilbao Vizcaya Argentaria, S.A.)

(SEC I.D. No. 8-42857)

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2013 AND INDEPENDENT AUDITORS' REPORT AND SUPPLEMENTAL REPORT ON INTERNAL CONTROL

******

This report is deemed **PUBLIC** in accordance with
Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

BBVA SECURITIES INC.

(A WHOLLY-OWNED SUBSIDIARY OF BBVA COMPASS BANCSHARES, INC. AND AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF BANCO BILBAO VIZCAYA ARGENTARIA, S.A.)

TABLE OF CONTENTS

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
BBVA Securities, Inc.
New York, NY

We have audited the accompanying statement of financial condition of BBVA Securities Inc. (a wholly-owned subsidiary of BBVA Compass Bancshares, Inc. and an indirect wholly-owned subsidiary of Banco Bilbao Vizcaya Argentaria, S.A.) (the "Company") as of December 31, 2013, and the related notes (the "financial statement"), that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of BBVA Securities Inc. as of December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP
February 28, 2014

BBVA SECURITIES INC.

(A WHOLLY-OWNED SUBSIDIARY OF BBVA COMPASS BANCSHARES, INC. AND AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF BANCO BILBAO VIZCAYA ARGENTARIA, S.A.)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2013

ASSETS

Cash	$	108,980,142
Cash segregated in compliance with Federal regulations		12,500,000
Short-term investment with affiliate		500,000
Securities owned, at fair value		12,176,576
Receivable from customers		29,506,411
Receivable from non-customers		4,239,154
Receivable from broker-dealers and clearing organizations		11,695,619
Receivable from affiliates		5,525,832
Office furniture, equipment and leasehold improvements, net		4,354,902
Fees Receivable		9,802,585
Tax receivable		2,359,749
Other assets		1,176,929
TOTAL ASSETS	$	202,817,899

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:		
Securities sold short, not yet purchased	$	5,671,432
Payable to customers		1,698,447
Payable to non-customers		20,224,551
Payable to affiliates		1,096,037
Accrued liabilities and accounts payable		25,754,510
Other liabilities		4,584,136
Total liabilities		59,029,113
STOCKHOLDER'S EQUITY:		
Common stock, $0.01 par value, 10,000 shares authorized, 1,000 shares issued and outstanding		10
Additional paid-in capital		198,914,679
Accumulated deficit		(55,125,903)
Total stockholder's equity		143,788,786
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	202,817,899

See accompanying notes to the financial statements.

1. ORGANIZATION AND NATURE OF BUSINESS

BBVA Securities Inc. (the "Company") is a New York Corporation and a wholly owned subsidiary of BBVA Compass Bancshares, Inc. (the "Parent"). The Company became a wholly owned subsidiary of the Parent on April 8th, 2013. This is a change in ownership from its former parent, Corporación General Financiera S.A., a wholly owned subsidiary of Banco Bilbao Vizcaya Argentaria, S.A. ("BBVA"), which is a global financial services institution headquartered in Spain. BBVA Compass Bancshares, Inc. is also a wholly owned subsidiary of BBVA.

The Company is a registered broker-dealer in the United States of America under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is also regulated by the Federal Reserve Bank ("FRB"), which granted the Company powers to operate as a broker dealer under Bank Holding Company Act Section 4(c)(8) and to engage in securities underwriting and dealing subject to the FRB's "Section 20" orders.

On May 16th, 2013, BBVA Compass Investment Solutions, Inc. ("BCIS") merged with and into the Company. Prior to the merger, BCIS was a wholly owned subsidiary of Compass Bank ("Compass"), which is a wholly owned subsidiary of the Parent. This merger resulted in the Company having two divisions, one titled Institutional and one titled Retail/Wealth Management ("Retail"). Such divisions qualify as reportable segments.

The Institutional division is engaged in investment banking and institutional sales of fixed income securities. Investment banking activities include securities originations, loan syndication, project finance and M&A advisory services. For its fixed income sales business, the Company is self-clearing.

The Retail division consists of brokerage services whereby it acts as agent (on a fully disclosed basis) for securities transactions placed by customers of the division. For this division, the Company has a clearing agreement with a third-party broker-dealer who is authorized to maintain customer accounts. The clearing broker clears transactions for the Retail division's customers and maintains the accounts of those customers on a fully disclosed basis. The Retail division is not authorized to maintain customers' accounts and does not hold customers' funds or securities in connection with such transactions.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies applied by the Company in the preparation of its financial statements.

Basis of Presentation — These financial statements are in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates — The financial statements are prepared in accordance with GAAP, which requires the Company to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and certain disclosures. These estimates relate mainly to the valuation of certain financial instruments, accrual of the income taxes, fair value of securities owned, realization of deferred tax assets, determination of the contingencies' accrual and compensation. The Company believes that the estimates utilized in the preparation of the financial statements are prudent and reasonable. Actual results could differ materially from these estimates.

Cash — Cash consists of cash held at banks. The carrying amount of cash approximates fair value.

Cash Segregated in Compliance With Federal Regulations — Cash of $12,500,000 is segregated in a special reserve bank account for the exclusive benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission ("SEC").

Securities Owned, at Fair Value — Securities owned are recorded on a trade-date basis and are carried at fair value with changes in the fair value included in trading income. Realized gains and losses from the sale of securities are determined on a specific identification basis and recorded in trading income. Interest and dividends on securities are recognized when earned and included as income.

Securities Transactions — Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net in the statement of financial condition. Revenues (trading income and commissions) and related expenses (trade execution, clearing and other fees) are recorded on a trade-date basis as securities transactions occur.

Securities Sold Short, not yet Purchased— Securities sold short are recorded on a trade-date basis and are carried at fair value with changes in the fair value included in trading income. Realized gains and losses from the purchase of securities are determined on a specific identification basis and recorded in trading income. Interest and dividends on securities are recognized when earned and included as income/expense.

Receivable from and Payable to Customers — Customer securities transactions are recorded on a trade-date basis. Receivable from and payable to customers primarily represent Delivery versus Payment and Receipt versus Payment ("DVP/RVP") trades that did not settle on settlement date.

Receivable from and Payable to Non-Customers — Non-customer securities transactions are recorded on a trade-date basis. Receivable from and payable to non-customers primarily represent DVP/RVP trades with certain affiliates designated as non-customers, for regulatory purposes, that did not settle on settlement date.

Receivable from and Payable to Broker-Dealers and Clearing Organizations — Receivable from and payable to broker-dealers and clearing organizations are recorded on a trade-date basis and primarily represent DVP/RVP trades that failed to deliver or failed to receive on settlement date.

Receivable from and Payable to Affiliates — Receivable balances include fees and other amounts owed from affiliates. Payable balances include fees and other amounts owed to affiliates.

Office Furniture, Equipment and Leasehold Improvements, net — Office furniture, equipment and leasehold improvements are stated at cost less accumulated depreciation. Office furniture and equipment are depreciated on a straight-line basis over their estimated useful lives, up to ten years. Leasehold improvements are amortized on a straight-line basis over the lesser of their useful lives or the terms of the related lease. Office furniture and equipment are tested for impairment whenever events or changes in circumstances suggest that an asset's carrying value may not be fully recoverable in accordance with current accounting guidance.

Accrued liabilities and accounts payable — Accrued liabilities and accounts payable include accruals for employee related compensation, employee benefits and third party services, as well as other payables.

Income Taxes — The Company is included in the consolidated federal income tax return of the Parent. Income taxes are allocated by the Parent based on a comprehensive income tax allocation policy. This policy provides that income taxes are allocated as if separate income tax returns are filed by each subsidiary.

The Company accounts for income tax expense (benefit) using the asset and liability method, under which recognition of deferred tax assets and related valuation allowance (recorded in Other assets) and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined based on temporary differences between financial reporting and tax bases of assets and liabilities and are measured using the tax rates and laws that are expected to be in effect when the differences are anticipated to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized as income or expense in the period the change is incurred.

The Company classifies interest and penalties related to unrecognized tax benefits as a component of other expense in the Company's statement of income.

Foreign Currency Transactions — Assets and liabilities denominated in foreign currencies are translated at year-end exchange rates, while the statement of operations accounts are translated at average exchange rates for the year. Gains or losses resulting from foreign currency transactions are reflected in the statement of operations as other income.

Stock-Based Compensation — The measurement of stock-based compensation expense is based on the fair value of the award on the date of grant. BBVA allocates the Company its share of applicable stock-based compensation expense related to restricted stock awards. These amounts are included in employee compensation and benefits on the statement of operations and vesting of stock-based compensation is recorded as an increase to additional paid-in capital.

Fair Value Measurements — The Company defines fair value as the price that would be received to sell an asset, or paid to transfer a liability, (i.e. the "exit price") in an orderly transaction between

market participants at the measurement date in accordance with ASC No. 825, *Financial Instruments*. The Company is required to disclose the fair value of its financial instruments according to a fair value hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value are classified and disclosed in one of the following three categories – Level 1: unadjusted quoted market prices for identical assets or liabilities in active markets; Level 2: observable market-based inputs or unobservable inputs that are corroborated by market data; and Level 3: unobservable inputs that are not corroborated by market data.

The Company considers prices and inputs that are current as of the measurement date, including during periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many instruments. This condition could cause an instrument to be reclassified from Level 1 to Level 2 or Level 2 to Level 3 of the fair value hierarchy. In addition, a downturn in market conditions could lead to declines in the valuation of many instruments.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that the Company believes market participants would use in pricing the asset or liability at the measurement date.

Recent Accounting Pronouncements —

In December 2013, the Financial Accounting Standards Board ("FASB") issued ASU No. 2013-12, *Definition of a Public Business Entity.* The ASC includes multiple definitions of the terms *nonpublic entity* and *public entity*. The amendment in this ASU improves U.S.GAAP by providing a single definition of public business entity for use in future financial accounting and reporting guidance. There is no actual effective date for this ASU. In accordance with this ASU, the Company is considered a public business entity under ASU No. 2013-12.

In December 2011, the FASB issued ASU No. 2011-11, *Disclosures about Offsetting Assets and Liabilities*, which amends ASC 210, *Balance Sheet*. The amendments in ASU No. 2011-11 require an entity to disclose information about offsetting and related arrangements to enable users of the Company's financial statements to understand the effect of those arrangements on its financial position. The amended guidance will be applied retrospectively and is effective for fiscal years, and interim periods within those years, beginning on or after January 1, 2013. The Company adopted ASU No. 2011-11 on January 1, 2013. It did not impact the Company's financial condition, results of operations or cash flow.

3. SHORT-TERM INVESTMENT WITH AFFILIATE

At December 31, 2013, the Company had a time deposit with Banco Bilbao Vizcaya Argentaria, S.A. – New York & Grand Cayman Island Branches ("BBVA NY Branch") totaling $500,000, which matures in less than two months. This deposit was rolled over at various times throughout the year. This deposit is pledged as collateral for the operating account held at BBVA NY Branch.

4. SECURITIES OWNED, AT FAIR VALUE

Securities owned, at fair value consisted of $9,310,206 in money market mutual funds, $706,377 in agency sponsored securities, and $2,159,994 in municipal securities. All are designated as trading securities.

5. SECURITIES SOLD, NOT YET PURCHASED, AT FAIR VALUE

Securities sold, not yet purchased, at fair value consisted of $5,430,095 in corporate securities, $192,212 in medium term notes and $49,125 in municipal securities. All are designated as trading securities.

6. RECEIVABLE FROM AND PAYABLE TO CUSTOMERS

Receivable from and payable to customers totaling $29,506,411 and $1,698,447, respectively, consisted of DVP/RVP transactions on behalf of customers, which have not been settled or paid for.

7. RECEIVABLE FROM AND PAYABLE TO NON-CUSTOMERS

Receivable from and payable to non-customers totaling $4,239,154 and $20,224,551, respectively, consisted of DVP/RVP transactions on behalf of non-customers, which have not been settled or paid for.

8. RECEIVABLE FROM BROKER-DEALERS AND CLEARING ORGANIZATIONS

The receivable from broker-dealers totaling $2,871,602 consisted of fails relating to the DVP/RVP transactions with other broker-dealers. The receivable from clearing organizations of $8,824,017 consisted of cash held on deposit with clearing organizations.

9. OFFICE FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS - NET

At December 31, 2013, the Company's office furniture, equipment and leasehold improvements - net, comprised of the following:

	Cost	Accumulated Depreciation/ Amortization	Net
Leasehold improvements	$ 6,603,551	$ (4,254,846)	$ 2,348,705
Purchases in process	1,053,265	-	1,053,265
Computers and equipment	1,044,418	(813,695)	230,723
Furniture and fixtures	977,306	(708,514)	268,792
Software	959,992	(734,630)	225,362
Mechanical equipment	440,163	(212,108)	228,055
	$ 11,078,695	$ (6,723,793)	$ 4,354,902

10. TRANSFER OF A BUSINESS UNDER COMMON CONTROL

On May 16, 2013, BCIS merged all of its operations with the Company. Prior to the merger, BCIS was a wholly owned subsidiary of Compass, which is a wholly owned subsidiary of the Parent. Since the Company and BCIS shared the same parent at the time of the merger, there is no change in control at the Parent level. As such, the Company accounted for the net assets received at the carrying value as of the date of transfer. Additionally, the Company combined the financial statements of the commonly controlled entities, retrospectively, as if the transaction had occurred effective the start of business on January 1, 2013.

The balance sheets of BSI and BCIS are shown below, retrospective to the beginning of the year, to reflect the combined balances as of January 1, 2013:

	Statement of Financial Condition of the Company as of 01/01/13	Retrospective adjustment for merger with BCIS as of 01/01/13	Adjusted Statement of Financial Condition as of 01/01/13
ASSETS			
Cash and cash equivalents	82,886,337	6,082,775	88,969,112
Cash segregated in compliance with Federal regulations	8,000,000	-	8,000,000
Short-term investment with affiliate	501,148	-	501,148
Securities owned, at fair value	230,083	95,906,738	96,136,821
Receivable from customer	31,840,892	-	31,840,892
Receivable from brokers-dealers and clearing organizations	2,392,298	-	2,392,298
Receivable from affiliates	617,434	-	617,434
Fees receivable	305,357	8,932,620	9,237,977
Office furniture, equipment and leasehold improvements	3,701,693	289,611	3,991,304
Deferred Tax Assets, Net	-	2,299,433	2,299,433
Other assets	424,056	355,601	779,657
Total assets	**130,899,298**	**113,866,778**	**244,766,076**
LIABILITIES			
Payable to customers	28,819,163	-	28,819,163
Payable to brokers-dealers and clearing organizations	3,133,073	-	3,133,073
Payable to affiliates	-	170,757	170,757
Accrued liabilities and accounts payable	15,530,710	8,599,526	24,130,236
Taxes payable, net	-	6,267,199	6,267,199
Total liabilities	**47,482,946**	**15,037,482**	**62,520,428**
STOCKHOLDERS EQUITY			
Common Stock	10	-	10
Additional paid-in capital	144,337,686	3,491,449	147,829,135
Accumulated deficit	(60,921,344)	95,337,847	34,416,503
Total stockholder's equity	**83,416,352**	**98,829,296**	**182,245,648**
Total liabilities & stockholder's equity	**130,899,298**	**113,866,778**	**244,766,076**

Note: There were no intercompany transactions between the Company and BCIS that required elimination.

11. RELATED PARTY TRANSACTIONS

In the normal course of business, the Company enters into transactions with BBVA and other affiliated entities, such as Compass, the New York Branch of BBVA, S.A. ("NY Branch"), BBVA Bancomer, S.A. de C.V. ("Bancomer"). The receivable from or payable to affiliates balances arise from services performed between the Company and its affiliates.

The Company has Administrative Fee Service Agreements with the NY Branch and

Compass, whereby certain administrative services are provided to the Company; such as legal, compliance, accounts payable, internal auditing, and human resource services.

The Institutional division sub-leases office spaces from the NY Branch and Compass under a cancellable lease. The Institutional division has Service Level Agreements with BBVA and Bancomer by which the Company acts as agent on behalf of its affiliates in fixed income securities transactions. Fees earned related to this agreement are calculated based on the costs of the team plus a mark-up.

The Retail division has a Networking Agreement with Compass and BBVA Compass Insurance Agency ("BCIA") by which the Company will receive a non-exclusive, non-assignable license to use the " Compass" trademark/trade name of Compass, access to Compass' customer network, its premises/space to conduct broker/dealer business, access to BCIA's insurance license to sell variable insurance products and related support infrastructure at its premises.

Finally, certain employees of the Retail division provide sales and support services to Compass and BCIA under a Dual Employee Expense Allocation Agreement.

Subordinated Loan Agreement — The Company has a Revolving Note and Cash Subordination Agreement ("Revolver") with BBVA. The Revolver was executed on March 16, 2012 with a maturity date of March 16, 2018 for a maximum of $220 million. Any amounts advanced under the Revolver will be considered net capital on the date drawn but will not be considered as equity in the Company's statement of financial condition. During the year, the Company drew down on this Revolver one time. As of December 31, 2013, there is no loan outstanding pursuant to this agreement.

Assets and liabilities with related parties consisted of the following:

Assets:	
Cash	$ 18,710,131
Short-term investment with affiliate	500,000
Receivable from brokers-dealers and clearing organizations	16,741
Receivable from affiliates	5,525,832
Receivable from non-customers	4,239,154
	$ 28,991,858
Liabilities:	
Payable to affiliates	$ 1,096,037
Payable to non-customers	20,224,551
	$ 21,320,588

12. INCOME TAXES

The total deferred tax asset at December 31, 2013 is composed of the following:

Deferred tax assets:	
Federal net operating loss carry forwards	$ 18,124,180
State and city net operating loss carry forwards	1,465,754
AMT credit carryover	371,430
Deferred compensation	5,211,598
Other	369,461
Total deferred tax assets	25,542,423
Deferred tax liabilities:	
Pension	(728,904)
Total deferred tax liabilities	(728,904)
Net deferred tax assets	24,813,519
Valuation allowance	(24,813,519)
Net deferred tax asset	$ -

As of December 31, 2013, the Company had approximately $51.8 million of net operating loss carry forwards for future utilization for Federal income tax purposes. The net operating loss carry forwards will begin to expire in 2020. The Company had net operating loss carry forwards of approximately $51.6 million for future utilization for New York State income tax purposes which will begin to expire in 2021. Additionally, the Company had net operating loss carry forwards of approximately $35.3 million for future utilization for New York City income tax purposes which will begin to expire in 2031. A full valuation allowance of $24.8 million has been set up against the federal, state and city net operating loss carry forwards and other deferred tax assets based on the weight of available evidence (positive or negative), it is more-likely-than-not (likelihood of more than 50 percent) that all of the deferred tax asset will not be realized. The valuation allowance increased from approximately $21.7 million as of December 31, 2012.

The Company accounts for its uncertain tax positions under the provisions of ASC Topic 740, Income taxes. The Company had no liability for uncertain tax positions as of December 31, 2013 and does not expect any significant changes in this liability in the next twelve months. With regards to uncertain tax positions, a tax provision is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded.

ASC 740-10-30-27 specifies that the amount of current and deferred tax expense for a group of companies that files a consolidated income tax return must be allocated among the members of that group when those members issue separate financial statements. One method is to allocate current and deferred taxes as if each member were a separate taxpayer. Under this method, ASC 740-10-30-27 notes that the sum of the amounts allocated to individual members of the income tax return group may not equal the consolidated amount. When the separate taxpayer method is used to allocate deferred taxes in the separate financial statements of the subsidiary, the subsidiary should also assess the need for a valuation allowance based on the past and expected future results of the separate subsidiary. As a result, in certain situations, a subsidiary may determine that it is not necessary to report a valuation allowance for deferred tax assets on a consolidated basis but it is necessary to report an allowance in the separate financials of the subsidiary.

Although on a consolidated basis, the company has no valuation allowance against the other net deferred tax assets, in the separate company financials, under the separate taxpayer method, a full valuation allowance has been set up against the other net deferred tax asset as based on the weight of available evidence (positive or negative), it is more-likely-than-not (likelihood of more than 50 percent) that all of the deferred tax asset will not be realized.

The Company is included in the Parent's consolidated federal income tax return. The Company files separate income tax returns in various state jurisdictions. The Company remains subject to examination for federal, state and local jurisdictions for the tax years 2009 through 2013.

13. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, which requires that the Company maintain net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit items arising from customer transactions, as defined by the Rule. As of December 31, 2013, the Company had net capital of $106,567,422, which exceeded the minimum requirement of $562,419 by $106,005,003.

Certain proprietary accounts related to the Retail division are held at the Company's clearing broker's Proprietary Accounts of Brokers and Dealers ("PAB") and are considered allowable assets in the computation of net capital pursuant to an agreement between the Company and the clearing broker. This agreement requires, among other things, that the clearing broker perform a computation of PAB Assets similar to the customer reserve computation set forth in SEC Rule 15c3-3. On July 30, 2013, the SEC issued a final rule amendment, which became effective October 21, 2013, to the Customer Protection Rule as it relates to PAB accounts. The amendment now requires broker-dealers that carry the accounts of other broker-dealers to comply with PAB account requirements. This requirement now eliminates the need for a PAB agreement between the carrying broker-dealer and the Company in order for the proprietary accounts to be considered allowable assets in the computation of net capital.

14. COMMITMENTS AND CONTINGENCIES

The Company sub-leases office space from affiliates under a cancelable lease. An amount of $1,766,634 related to the sub-lease is included in occupancy expenses on the statement of operations for the year ended December 31, 2013. At December 31, 2013, the future minimum rental commitments under this cancelable lease are as follows:

2014	$	1,642,449
2015		1,400,892
2016		1,400,892
2017		1,442,623
2018		1,442,623
2019 and on		1,442,623
Total	$	8,772,102

In the normal course of business, the Company may enter into other legal contracts that contain a variety of representations and warranties providing general indemnification. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be against the Company that have not yet occurred. However, based on the Company's experience, the Company does not expect that these indemnifications will have a material adverse effect on the Company's financial position or results of operations. Other than the rental commitments disclosed above, as of December 31, 2013, the Company does not have any off-balance sheet commitments.

The Company is subject to various claims and litigation in the normal course of business. As of December 31, 2013, the Company is not currently subject to any quantifiable litigation exposure. In 2013, the Company was involved with legal settlements relating to securities litigation against the Company, which were settled in the third quarter of 2013.

In 2011, the Company informed the Federal Reserve Bank of inaccuracies in the Company's classification of revenues pursuant to regulations applicable to "Section 20 Companies," such as the Company. As of December 31, 2013, the Company reserved a loss contingency of $4,494,136 due to this matter, in accordance with ASC 450, *Contingencies* and this amount was recorded in other expense on the statement of operations.

15. RETIREMENT, OTHER POSTRETIREMENT, AND OTHER BENEFIT PLANS

The Company holds separate employee retirement and benefit plans for employees based on location, the details of which are provided below.

New York

Employee Benefit Plans — The Company and certain affiliates have established a cash balance pension plan. The NY Branch is the plan sponsor of this pension plan. A record keeping account for each eligible employee is credited each year with a percentage of the employee's annual compensation based on tenure. The cash balance pension plan is portable and the vested account balance may be taken by the employee upon termination. The cash balance is payable as a lump sum or an annuity at the earliest of (a) the employee's retirement date, (b) date of death or (c) other termination of employment, whichever is applicable. The benefit is based on annual pay credits, accumulating over time with interest at the rate equal to the 10 year Treasury rate published by the Internal Revenue Service for the November of the preceding year.

Investment strategies and asset allocations are based on consideration of plan liabilities and the plan's funded status. The investment policy of the plan is to spread risk across different asset classes through diversification of the investments. This policy cannot guarantee the elimination of risk but does provide a means to reduce the risk to the assets. As of December 31, 2013, the investment strategy for the pension plan has resulted in the allocation percentages in each major asset category as follows: Fixed Income 99% and Cash and Money Markets 1%. The expected role of fixed income investments is to generate current income and provide for more stable periodic returns.

The percentages of fair value of each major plan asset category of the pension plan assets at December 31, 2013 by asset category are as follows:

Government debt securities	74.0%
Corporate debt securities	25.0%
Cash and money markets	1.0%
Total	100.0%

Additionally, the Company and certain affiliates have established an employee deferred compensation plan, which qualifies under Section 401(k) of the Internal Revenue Code (the "Code") covering all eligible employees.

Restricted Stock — The fair value of shares under performance based restricted stock plans is established at grant date and is fixed through the entire term of the plan. The performance targets are based on a combination of the individual recipients' performance and certain market conditions. The Company accounts for restricted stock awards as equity awards.

In 2010, BBVA implemented a performance based restricted stock plan ("2010 Plan"), approved in April 2010 that expired on December 31, 2011. BBVA shares awarded by the Company totaled 4,075 at December 31, 2011 and vested over a two-year performance-based period. In June and December 2012, the 2010 Plan settled with an additional 41,669 shares. In addition, in March 2013, the 2010 Plan settled with an additional 2,610 shares.

In 2012, BBVA implemented a performance based restricted stock plan ("2012 Plan"), approved on December 21, 2012 that expired on December 31, 2013. BBVA shares awarded by the Company totaled 31,650 at December 31, 2012 and vested over a one year performance-based period. In March 2013, the 2012 Plan settled 14,169 of the 31,650 shares awarded in 2012.

In 2013, BBVA implemented a new performance based restricted stock plan ("2013 Plan"), approved on November 1, 2013 that expired on December 31, 2013. BBVA shares awarded by the Company totaled 35,801 at December 31, 2013 and vested over a one year performance-based period. Its settlement is planned for March 31, 2014.

Geographies outside New York

Employee Benefit Plans —The Company and certain affiliates have sponsored a defined benefit pension plan that is intended to meet the requirements of Sections 401(a) and 501(a) of the Code and the requirements of the Employee Retirement Income Security Act of 1974 ("ERISA"). Under the plan, vested participants are entitled to a monthly benefit upon retirement equal to a percentage of their eligible compensation (generally defined as direct cash compensation exclusive of bonuses and commissions) earned in the five consecutive years of benefit service that produce the highest average. Prior to January 1, 2003, the percentage amount of the benefit was determined by multiplying the number of years, up to 30, of a participant's service with the Company by 1.8%. Benefits were reduced by Social Security payments at the rate of 1.8% of the primary Social Security benefit multiplied by years of service up to 30 years. Effective January 1, 2003, participants were given the option to remain in the defined benefit pension plan or move to an enhanced defined contribution plan. For those participants electing to remain in the defined benefit pension plan, the plan was modified to eliminate the Social Security offset feature of the monthly benefit calculation.

Under the modified formula, benefits are generally based on years of service, age at retirement and the employee's average compensation earned in the five consecutive years of service that produce the highest average. Employees of the Company who are over the age of 21 and have worked 1,000 hours or more in their first 12 months of employment or 1,000 hours or more in any calendar year thereafter are eligible to participate in the plan, except for project consultants, employees of certain insurance and investment management affiliates, and employees hired for the first time by the Company after January 1, 2002. Effective January 1, 2003, the defined benefit pension plan was closed to new participants. Participants are vested in benefits accruing under the plan after five years of qualifying service. Benefits are payable monthly commencing on the later of age 65 or the participant's date of retirement. Eligible participants with at least five years of service may retire at reduced benefit levels after reaching age 55.

The Company and certain affiliates' Retirement Committee sets the investment policy for the defined benefit pension plan and reviews investment performance and asset allocation on a quarterly basis. The percentages of fair value of each major plan asset category of the pension plan assets at December 31, 2013 by asset category are as follows:

Government debt securities	60.0%
Corporate debt securities	35.5%
State and political subdivisions	3.1%
Cash and money markets	1.4%
Total	100.0%

Since January 1, 2003, the Company has sponsored a defined contribution profit sharing plan that is intended to meet the requirements of Sections 401(a) and 501(a) of the Code and the requirements of ERISA. During 2002, employees participating in the defined benefit pension plan could choose to participate in the newly established defined contribution profit sharing plan in lieu of accumulating future benefit service in the defined benefit pension plan. The Company makes contributions on behalf of each participant in the plan based on eligible pay and years of service.

Additionally, the Company and certain affiliates sponsored a defined contribution plan that was intended to meet the requirements of Sections 401(a), 401(k), 409 and 501(a) of the Internal Revenue Code of 1986, as amended, and the requirements of the Employee Retirement Income Security Act of 1974. Under this plan, employees may contribute up to 75% of their compensation on a pretax basis subject to statutory limits. The Company makes matching contributions equal to 100% of the first 3% of compensation deferred, plus 50% of the next 2% of compensation deferred. The Company may make additional non-matching contributions to the plan.

16. OFF-BALANCE SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

In the normal course of business, the Company's activities may involve executions and settlements of various securities transactions as principal or agent. These activities may expose the Company to risk in the event counterparties are unable to fulfill contractual obligations. The Company's counterparties include U.S. institutional investors, brokers and dealers, international banks that are members of major regulated exchanges and affiliates. In the case that the Company is involved in executions and settlements of securities transactions, the Company records customer securities transactions on a trade date basis in conformity with the settlement cycle of the respective countries.
Therefore, the Company could be exposed to off-balance sheet risk of loss on unsettled transactions in the event customers and other counterparties are unable to fulfill contractual obligations. The Company's agreement with its clearing brokers provides that the Company assumes customer obligations in the event of non-performance.

For transactions in which the Company extends credit to others, the Company seeks to control the risks associated with these activities by requiring the counterparty to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels and, pursuant to such guidelines, requests counterparties to deposit additional collateral or reduce securities positions when necessary. As of December 31, 2013, the Company was not involved in the aforementioned business activity.

The Company clears the Retail Division's securities transactions through a clearing broker on a fully disclosed basis. Pursuant to the terms of the agreement between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2013, the Company has recorded no liability with regard to this right. During 2013, the Company paid the clearing broker an immaterial amount related to these guarantees. In addition, the Company has the right to pursue collection on performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of the clearing broker and all counterparties with which it conducts business.

17. ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS

ASC No. 825, *Financial Instruments,* requires the Company to disclose the estimated fair values of financial instruments, for which it is practical to estimate. Investments measured and reported at fair value are classified and disclosed in one of the following categories (from highest to lowest) based on inputs:

Level 1 — Quoted prices in active market for identical assets or liabilities that the Company has the ability to access as of the reporting date. The type of investments which would generally be included in Level 1 includes listed equity securities and listed derivatives. As required by ASC 820, the Company, to the extent that it holds such investments, does not adjust the quoted price for these investments.

Level 2 — Pricing inputs are observable either, directly or indirectly, as of the reporting date, but are not the same as those used in Level 1. Level 2 inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability, and inputs that are derived principally from or corroborated by observable market data by correlation or by other means. Fair value is determined through the use of models or other valuation methodologies using observable inputs. The types of investments which would generally be included in this category are publicly traded securities with restrictions on distribution.

Level 3 — Pricing inputs are unobservable for the investment and include situations where there is little, if any, market activity for the investment. The inputs into the determination of fair value require significant judgment or estimation by the Company. Level 3 assets and liabilities would include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar pricing techniques based on the Company's own assumptions about what market participants would use to price the asset or liability. The types of investments that would generally be included in this category include debt and equity securities issued by private entities.

In general, fair value is based upon quoted market prices, where available. If such quoted market prices are not available, fair value is based upon internally developed models that primarily use, as inputs, observable market-based parameters. The Company's valuation methodologies may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. While management believes the Company's valuation methodologies are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date. Furthermore, the reported fair value amounts have not been comprehensively revalued since the presentation dates, and therefore, estimates of fair value after the balance sheet date may differ significantly from the amounts presented herein.

The availability of observable inputs can vary from product to product and is affected by a wide variety of factors, including, for example, the type of product, whether the product is new and not yet established in the marketplace, the liquidity of markets and other characteristics particular to the product. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment by the Company in determining fair value is greatest for instruments categorized in Level 3 of the fair value hierarchy.

Securities owned and securities sold, not yet purchased, are recorded at fair value on a recurring basis. At December 31, 2013 securities owned and securities sold, not yet purchased, consisted of money market mutual funds traded on an active exchange, agency sponsored securities, municipal securities and corporate securities; thus, the fair value of these instruments is based on quoted market prices or other observable inputs.

A description of the valuation techniques applied to these instruments measured on a recurring basis follows.

U.S. Agency Securities

- U.S. agency securities are composed of three main categories consisting of agency-issued debt, agency mortgage pass-through pool securities and collateralized mortgage obligations. Non-callable agency-issued debt securities are generally valued using quoted market prices. Callable agency-issued debt securities are valued by benchmarking model-derived prices to quoted market prices and trade data for identical or comparable securities. The fair value of agency mortgage pass-through pool securities is model-driven based on spreads of the comparable To-be-announced ("TBA") security. Collateralized mortgage obligations are valued using quoted market prices and trade data adjusted by subsequent changes in related indices for identical or comparable securities. U.S. agency securities are generally categorized in Level 2 of the fair value hierarchy. As of December 31, 2013, the Company had positions in agency-issued debt and agency mortgage pass-through pool securities.

Other Instruments

- The fair value of state and municipal securities is determined using recently executed transactions, market price quotations and pricing models that factor in, where applicable, interest rates, bond or credit default swap spreads and volatility. These bonds are generally categorized in Level 2 of the fair value hierarchy.
- Shares of money market and mutual funds are valued at quoted market prices, which represent their net asset value at December 31, 2013.
- The fair value of securities sold short are measured by reference to bank's method of valuing the particular type of securities that has been sold short.

Transfers of financial instruments between different levels of fair value hierarchy are recorded as of the end of the reporting period. During the year ended December 31, 2013, there were no transfers of financial instruments between different levels of the fair value hierarchy.

The following table summarizes the assets and liabilities measured at fair value on a recurring basis.

Assets:	**Level 1**	**Level 2**	**Level 3**	**Total Fair Value in Statement of Financial Condition**
Securities owned — at fair value:				
Money Market Mutual Fund	$9,310,206	$ -	$ -	$ 9,310,206
State and Municipal Securities	-	2,159,993	-	2,159,993
U.S. agency	-	706,377	-	706,377
	$9,310,206	$2,866,370	$ -	$ 12,176,576
Liabilities:				
Securities sold, not yet purchased — at fair value:				
Corporate Debt	$ -	$5,430,095	$ -	$ 5,430,095
Equity Linked Note (ELN)	-	192,212	-	192,212
State and Municipal Securities	-	49,125	-	49,125
	$ -	$5,671,432	$ -	$ 5,671,432

The carrying amounts of cash, cash segregated in compliance with Federal regulations and short-term investment with affiliate, approximate their fair values due to their short-term nature and frequent re-pricing. As of December 31, 2013, cash, cash segregated in compliance with Federal regulations and short-term investment with affiliate was carried at cost, which would approximate fair value and would be classified as Level 1.

Receivables from customers, non-customers, broker-dealers and clearing organizations are recorded at contractual amounts, which approximate fair value. Similarly, payables from customers and non-customers are recorded at contractual amounts, which approximate fair value. As of December 31, 2013, these financial instruments would be classified as Level 2.

18. SUBSEQUENT EVENTS

The Company evaluated subsequent events up to the date the financial statements were available to be issued, which was February 28, 2014. As a result of the Company's evaluation, the Company noted no subsequent events that require adjustment to, or disclosure in, these financial statements.

****

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

February 28, 2014

To the Board of Directors and Stockholder of
BBVA Securities Inc.
New York, NY

In planning and performing our audit of the financial statements of BBVA Securities Inc. (a wholly-owned subsidiary of BBVA Compass Bancshares, Inc. and an indirect wholly-owned subsidiary of Banco Bilbao Vizcaya Argentaria, S.A.) (the "Company") as of and for the year ended December 31, 2013 (on which we issued our report dated February 28, 2014 and such report expressed an unmodified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following: (1) making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (4) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP